# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NAM TAI PROPERTY INC., CIK 0000829365
CUSIP: G63907102
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 116 MAIN STREET, 2ND FLOOR, ROAD TOWN, TORTOLA, Virgin Islands British (D8), 00000
Date of event which requires filing of this statement: 11/02/2026
Amends the filing with accession number 0000902664-22-002499
Filed by CIK 0001317904
Persons authorized to receive notices and communications: Oasis Management Company Ltd., c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong (K3), 00000, (852) 2847-7708; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Oasis Management Company Ltd. (CIK 0001317904): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,338,297; sole dispositive power 0; shared dispositive power 13,338,297; aggregate amount beneficially owned 13,338,297 (21.9% of the class)
- Oasis Investments II Master Fund Ltd. (CIK 0001530803): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 13,338,297; sole dispositive power 0; shared dispositive power 13,338,297; aggregate amount beneficially owned 13,338,297 (21.9% of the class)
- Seth Fischer (CIK 0001456474): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,338,297; sole dispositive power 0; shared dispositive power 13,338,297; aggregate amount beneficially owned 13,338,297 (21.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: NAM TAI PROPERTY INC.
Address of issuer's principal executive offices: 116 MAIN STREET, 2ND FLOOR, ROAD TOWN, TORTOLA, Virgin Islands British (D8), 00000
Comment: The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on April 11, 2022 (as amended, the "Schedule 13D"). This Amendment No. 4 amends and restates Items 3 and 5(a)-(c). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds for the purchase of the Common Shares by Oasis II Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $34,270,454.30 was paid to acquire the 13,338,297 Common Shares reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 60,999,298 Common Shares outstanding as of March 31, 2026, as disclosed in the Issuer's Annual Report on Form 20-F filed with the SEC on April 29, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Common Shares by Oasis II Fund within the past sixty days, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. The other Reporting Persons did not enter into any transactions in the Common Shares within the past sixty days.

## Signatures
- Oasis Management Company Ltd.: /s/ Phillip Meyer, Phillip Meyer, General Counsel (11/04/2026)
- Oasis Investments II Master Fund Ltd.: /s/ Phillip Meyer, Phillip Meyer, Director (11/04/2026)
- Seth Fischer: /s/ Seth Fischer, Seth Fischer (11/04/2026)